                                                                     Exhibit 99

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                               10 HAYETZIRA STREET
                                  P.O. BOX 2640
                             RA'ANANA, ISRAEL 43000

                                                      August 16, 2001

To the Shareholders of Marnetics Broadband Technologies Ltd.:

         Marnetics Broadband Technologies Ltd. ("MARNETICS" or the "COMPANY") will hold an Annual General Meeting of Shareholders on Friday, September 14, 2001 at 10:00 A.M. at the office of Holland & Knight LLP, 195 Broadway 24th Floor New York, NY 10007.

         At the Annual General Meeting you will be asked to approve the sale of the Company's assets and liabilities relating to its electrical and communications contracting and engineering business (the "ELECTRICAL BUSINESS"), to elect members of the Board of Directors and approve the Company's indemnification of such Directors, to approve an amendment to the Company's Articles of Association regarding the timeframe for fixing the record date and to ratify the appointment of the Company's independent accountants and to authorize the Board of Directors of the Company to fix their compensation. The Board of Directors has approved these proposals and recommends that you vote in favor of each proposal.

         We believe that the timing is right for the sale of the Electrical Business. The sale of the Electrical Business will allow management to concentrate attention and resources on and provide working capital for the Company's core business of developing and marketing Internet performance enhancement solutions.

         The official Notice of Annual General Meeting, Proxy Statement and Proxy are included with this letter. These proxy materials provide you with detailed information concerning the terms of the proposed Asset Sale. Please give all the information contained in the proxy materials your careful attention.

         Please use this opportunity to take part in the affairs of Marnetics by voting on the approval of the sale of the Electrical Business. Whether or not you plan to attend the Annual General Meeting, please complete, sign, date and return the accompanying proxy in the enclosed self-addressed, stamped envelope. Returning your proxy does not deprive you of your right to attend the Meeting and to vote your shares in person. Your vote is very important. We appreciate your interest in Marnetics and consideration of this matter.

                                            Very truly yours,

                                            JACOB BEN-GUR
                                            CHAIRMAN OF THE BOARD

                      MARNETICS BROADBAND TECHNOLOGIES LTD.

              NOTICE OF 2001 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                    TO BE HELD ON FRIDAY, SEPTEMBER 14, 2001

         The 2001 Annual General Meeting of the shareholders (the "GENERAL MEETING") of Marnetics Broadband Technologies Ltd., an Israeli corporation (the "COMPANY"), will be held on Friday, September 14, 2001 at 10:00 a.m. at the office of Holland & Knight LLP, 195 Broadway 24th Floor New York, NY 10007, for the purpose of receiving and considering the Consolidated Financial Statement of the Company for the year ended December 31, 2000 and considering and voting upon the following matters:

    1. To approve the sale of the Company's assets and certain liabilities relating to its electrical and communications contracting and engineering business (the "ELECTRICAL BUSINESS");

    2. To elect five (5) Directors to the Board of Directors for one year terms;

    3. To authorize the Company's indemnification of the newly elected Directors to the extent permitted under the Israeli Companies Law;

    4. To amend the Company's Articles of Association regarding the timeframe for the fixing of the record date by the Board of Directors to at least four (4) but not more than forty (40) days prior to a shareholders meeting, or such other timeframe, as allowed by the Israeli Companies Laws or regulations thereunder or its successor statute.

    5. To ratify the selection of Deloitte & Touche Brightman Almagor as independent auditors of the Company for the year and to authorize the Board of Directors to fix their compensation; and

    6. To transact such other business as may properly come before the General Meeting or any adjournment thereof.

         The Board of Directors unanimously recommends that you vote FOR the approval of the sale of the Electrical Business, FOR the nominees as directors and authorization of the Company to indemnify such Directors to the maximum extent permitted under the Companies Law, FOR the amendment of the Company's Articles of Association regarding the timeframe for fixing the record date and FOR the selection of Deloitte & Touche Brightman Almagor as independent public auditors of the Company for the fiscal year ending December 31, 2001 and authorization of the Board of Directors to fix their compensation. The Board of Directors has no knowledge of any other business to be transacted at the General Meeting.

         The Board of Directors has fixed the close of business on Thursday, August 16, 2001 as the record date (the "RECORD DATE") for the determination of shareholders entitled to receive notice of and to vote at the Annual General Meeting or any adjournment thereof.

         A copy of the Company's 2000 Annual Report on Form 20-F, which contains consolidated financial statements and other information of interest to shareholders, is being mailed with this Notice and the enclosed Proxy Statement on or about Monday, August 20, 2001 to all shareholders of record on the Record Date.

                                        By order of the Board of Directors,


August 16, 2001                         Menahem Gurman, Secretary


WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

                      MARNETICS BROADBAND TECHNOLOGIES LTD.

                               10 HAYETZIRA STREET
                                  P.O. BOX 2640
                             RA'ANANA, ISRAEL 43000


                                 PROXY STATEMENT
                   FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
                    TO BE HELD ON FRIDAY, SEPTEMBER 14, 2001

         This proxy statement (the "PROXY STATEMENT") and the enclosed form of proxy are being furnished by the Board of Directors (the "BOARD OF DIRECTORS" or "BOARD") of Marnetics Broadband Technologies Ltd. ("MARNETICS" or the "COMPANY"), in connection with the Company's Annual General Meeting of Shareholders (the "GENERAL MEETING") to be held on Friday, September 14, 2001 at 10:00 A.M. at the at the office of Holland & Knight LLP, 195 Broadway 24th Floor New York, NY 10007 or any adjournment or postponement thereof.

         All proxies will be voted in accordance with the instructions of the shareholder. If no choice is specified, the proxies will be voted in favor of the matters set forth in the accompanying Notice of Meeting and at the discretion of the proxy holders on any other matter that may properly come before the General Meeting or any adjournment or postponement thereof. Any proxy may be revoked by a shareholder at any time before its exercise by delivery of a written revocation or a subsequently dated proxy to the Secretary of the Company or by voting in person at the General Meeting. Attendance at the General Meeting will not itself be deemed to revoke a proxy unless the shareholder gives affirmative notice at the General Meeting that the shareholder intends to revoke the proxy and vote in person.

         THE HOLDERS OF MARNETICS' ORDINARY SHARES DO NOT HAVE ANY APPRAISAL REMEDIES OR DISSENTER'S RIGHTS IN THE CASE OF A TRANSACTION SUCH AS THE ASSET SALE UNDER EITHER THE ISRAELI COMPANIES LAW (THE "COMPANIES LAW") OR THE COMPANY'S ARTICLES OF ASSOCIATION.

         On August 16, 2001, the record date for determination of shareholders entitled to vote at the General Meeting, there were outstanding and entitled to vote an aggregate of 7,362,390 Ordinary Shares of the Company, NIS 0.08 par value per share (the "ORDINARY SHARES"). Each share entitles the record holder to one vote on each of the matters to be voted upon at the General Meeting.

         THE NOTICE OF THE GENERAL MEETING, THIS PROXY STATEMENT, THE ENCLOSED PROXY AND THE COMPANY'S 2000 ANNUAL REPORT ON FORM 20-F TO SHAREHOLDERS ARE BEING MAILED TO SHAREHOLDERS ON OR ABOUT AUGUST 20, 2001. THE SHAREHOLDERS CAN OBTAIN THE EXHIBITS TO THE FORM 20-F FROM THE SEC's WEBSITE AT WWW.SEC.GOV. OR FROM THE COMPANY UPON REQUEST AND WITH THE PAYMENT OF AN APPROPRIATE PROCESSING FEE. PLEASE ADDRESS ALL SUCH REQUESTS TO THE COMPANY, ATTENTION OF SECRETARY.

                              CAUTIONARY STATEMENTS

         The disclosure and analysis in this Proxy Statement contains statements relating to future results of the Company (including certain projections and business trends) that are considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Any statements contained in this Proxy Statement that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements in this Proxy Statement are identifiable by use of any of the following words and other similar expressions, among others: "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "might", "plan", "predict", "project", and/or "should". Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to, changes in economic conditions and competitive pressures within the Company's markets, as well as other risks and uncertainties as described in the Company's Annual Report on Form 20-F under "Item 3D-Risk Factors."


                 SUMMARY OF TERMS OF SALE OF ELECTRICAL BUSINESS

         This summary highlights selected information from this Proxy Statement relating to the sale of the Company's Electrical Business (the "ASSET SALE") and may not contain all of the information that is important to you. To understand the Asset Sale more fully and for a more complete description of the legal terms of the Asset Sale, you should read this document and the other documents referred to herein, including the Asset Sale Agreement attached as APPENDIX A and certain related documents attached as exhibits to the Company's Annual Report on Form 20-F. Also, please see the section of this Proxy Statement entitled "Available Information."


GENERAL.................................   By voting in favor of the Asset Sale, you are choosing to sell Company's historical Electrical Business and have the Company focus solely on its technology-based line of business, the development and marketing of Internet performance enhancement solutions. The Electrical Business is the Company's only line of business generating revenue, however, the Electrical Business has operated at a net loss since 1999 and that operating loss has increased significantly since the second quarter 2000.

FINANCIAL INFORMATION...................   See "SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION".

ASSET SALE AGREEMENT....................   On June 10, 2001, the Company executed an agreement to sell, subject to shareholder approval, the Electrical Business, its historical electrical and communications contracting and engineering business, including certain related liabilities, to Idan Millennium Investments and Assets Ltd., an Israeli
                                           company (the "PURCHASER") wholly-owned by the Company's former Chief Executive
                                           Officer, and current significant shareholder, Dov Strikovsky upon the following terms:


                                      -2-


                                           o   The Purchaser's payment of purchase price of NIS 2.5 million
                                               (approximately $587,000) in installments of NIS 100,000
                                               (approximately $24,000) commencing on February 1, 2002;

                                           o   The Purchaser's assumption of approximately NIS 3.0 million
                                               (approximately $715,000) of liabilities related to the
                                               Electrical Business which accrued prior to the effective date of the Asset Sale, March 31, 2001; and

                                           o   The Purchaser's assumption all liabilities relating to the
                                               Electrical Business accruing after the effective date of the
                                               Asset Sale, March 31, 2001.

                                           o   Indemnification of the Company by the Purchaser against all claims relating to the Electrical Business, including such claims originating prior to the effective date of the Asset Sale.


INTERESTS OF CERTAIN PERSONS IN THE
ASSET SALE; POTENTIAL CONFLICTS OF
INTEREST................................   The Purchaser is an Israeli company wholly-owned by Dov Strikovsky, former Chief Executive Officer of the Company and a current significant shareholder. As Mr. Strikovsky is no longer a director, officer or controlling member of the Company, nor was he serving in such capacity at the time the Asset Sale Agreement was signed, in accordance with the provisions of the Companies Law, such personal interest in the
                                           Asset Sale does not require that the transaction be approved other than by the Board of Directors of the Company. Although the Companies Law does not require such approval, the Asset Sale has been approved by the Audit
                                           Committee of the Company and is being brought before the shareholders of the Company for their approval.

REASONS FOR ASSET SALE.................    The Company's Board of Directors believes that it is in the best interest of the
                                           Company to spin off the Electrical Business so that the Company may focus on its technology-based line of business that may provide greater growth opportunities than the Electrical Business. The Electrical
                                           Business is in a mature industry and has been particularly susceptible to a downturn in the Israeli economy. Management proposes that all of the assets and liabilities related to the Electrical Business would be transferred to, and assumed by, the Purchaser effective as of March 31, 2001.

CONDITIONS TO CLOSING OF
ASSET SALE ............................    The Company must obtain shareholder approval in addition to satisfying other closing conditions prior to consummating the Asset Sale. The
                                           Electrical Business Purchase Agreement contains other conditions to closing customary in similar transactions.


                                      -3-

RECOMMENDATION OF MARNETICS'
BOARD OF DIRECTORS.....................    The Board of Directors of Marnetics believes that the Asset Sale and the related actions are, in the aggregate and considered separately, fair to and in the best interests of Marnetics and its shareholders and unanimously recommends that the shareholders of Marnetics vote FOR the proposal to approve the Asset Sale.

CERTAIN TAX CONSEQUENCES...............    The Company does not expect there to be any material tax consequences to either the Company or its current shareholders as a result of the Asset
                                           Sale, provided, however, that there can be no assurances to this effect.

OPERATIONS AFTER THE ASSET SALE........    After the Asset Sale, Marnetics Broadband Technologies Ltd. will be a holding company and will not have any independent operations and its wholly-owned subsidiary,
                                           Marnetics, Ltd. will be the operating entity. The Company plans to continue pursuing a strategy of growth and may seek to acquire other businesses in selected markets although there can be no assurances it can do so. From time to time the Company engages in exploratory discussions with potential candidates, although it has not entered into any definitive agreement to do so.

ABSENCE OF APPRAISAL RIGHTS............    The holders of Marnetics's Ordinary Shares do not have any appraisal remedies or dissenter's rights in the case of a transaction such as the Asset Sale under either the Companies Law or the Company's Articles of Association.


                                 VOTES REQUIRED

         Two (2) shareholders holding or representing thirty three and a third percent (33 1/3%) of the total voting rights of the Company, shall constitute a quorum for the transaction of business at the General Meeting. Shareholders present in person or represented by proxy (including shares which abstain or do not vote with respect to one or more of the matters presented for shareholder approval) will be counted for purposes of determining whether a quorum exists at the General Meeting.

         All proposals to be voted upon at the Meeting will require the affirmative vote of the holders of a majority of the voting rights in the Company present or represented by proxy and voting on the matter.

         Shares which abstain from voting as to a particular matter, and shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter, will not be counted as votes in favor of such matter, and will also not be counted as votes cast or shares voting on such matter. Accordingly, abstentions and "broker non-votes" will have no effect on the voting on a matter that requires the affirmative vote of a certain percentage of the votes cast or shares voting on a matter.

--------------------------------------------------------------------------------
                                 PROPOSAL NO. 1
                             APPROVAL OF ASSET SALE
--------------------------------------------------------------------------------

         On June 10, 2001, the Company executed an agreement to sell, subject to shareholder approval, its historical electrical and communications contracting and engineering business (the "ELECTRICAL BUSINESS"), including certain related liabilities (collectively, the "ASSET SALE"), to Idan Millennium Investments and Assets Ltd., an Israeli company (the "PURCHASER") wholly-owned by the Company's former Chief Executive Officer and current significant shareholder, Dov Strikovsky. The Purchaser was the sole bidder in a public request for proposals which was announced on May 15, 2001 and ended on May 30, 2001. The Board of Directors considered the purchase offer, and after negotiating with the Purchaser authorized the Company's acceptance of the Purchaser's bid.

         This summary highlights selected information about the Asset Sale Agreement and may not contain all of the information that is important to you. To understand the sale of the Electrical Business more fully and for a more complete description of the legal terms, you should read the agreement which is attached as APPENDIX A and was filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2000 and the other documents referred to therein.

         SALE PRICE. The Company has contracted to sell the assets of its Electrical Business to the Purchaser for NIS 2.5 million (approximately $587,000) in installments of NIS 100,000 (approximately $24,000) commencing on February 1, 2002. In addition, the Purchaser will assume certain liabilities relating to the Electrical Business.

         ASSETS TO BE SOLD. The Company has contracted to sell all of its assets related to the Electrical Business.

         ASSUMED LIABILITIES. The Purchaser has assumed all liabilities related to the Electrical Business accruing on or after the effective date of the Asset Sale, March 31, 2001, approximately NIS 3.0 million (approximately $715,000).

         PURCHASER. The Purchaser is an Israeli company wholly-owned by Dov Strikovsky, former Chief Executive Officer of the Company and a current significant shareholder. The Purchaser is located at Moshav Batzra, P.O. Box 163, 60944, Israel (tel. 972-9-741-7788). The Purchaser did not have any operations prior to the Asset Sale.

         OFFER TO HIRE ELECTRICAL BUSINESS EMPLOYEES. The Purchaser has assumed all liability for the Company's Electrical Business employees as of the effective date of the Asset Sale, March 31, 2001.

         REPRESENTATIONS AND WARRANTIES. The Purchase Agreement contains minimal representations and warranties by the Company and the Electrical Business was sold "AS IS", in accordance with the provisions of the request for proposals as announced by the Company.

         COMPANY'S INDEMNIFICATION OBLIGATIONS. The Company does not have any indemnification obligations to the Purchaser.

         PURCHASER'S INDEMNIFICATION OBLIGATIONS. The Purchaser has agreed to indemnify the Company with respect to any claims relating to either (i) the transferred assets, or (ii) any of the assumed liabilities.

         USE OF SALE PROCEEDS. After payment of expenses relating to the Asset Sale, the Company intends to use the proceeds of the Asset Sale for working capital and general corporate purposes.

         REGULATORY APPROVALS AND CONSENTS. There are no governmental approvals required for the Asset Sale. Purchaser has undertaken to obtain the consent of all third parties, including all creditors, suppliers, and customers of the Company, for the assignment and transfer of the Electrical Business assets and liabilities, although such consents are not a condition for the consummation of the transaction. The Asset Sale Agreement details the obligations of the parties in the event that the Purchaser was not able to obtain such consents.

         CLOSING IN ESCROW; REQUISITE FOR SHAREHOLDER APPROVAL. The Asset Sale was closed in escrow pursuant to the Israeli Trust Law. Upon the receipt of shareholder approval for the Asset Sale, the Asset Sale shall be consummated and released from escrow, with the assets and liabilities being transferred to the Purchaser directly. If the Company's shareholders do not approve the Asset Sale, then the Electrical Business, including certain liabilities, will be transferred back to the Company and the parties have undertaken to make the necessary arrangements in order to facilitate such transfer, if necessary.

         PAST CONTACTS TRANSACTIONS OR NEGOTIATIONS. The Company will sell its Electrical Business to the Purchaser, a corporation wholly-owned by the Company's former chief executive officer and current significant shareholder, Mr. Dov Strikovsky pursuant to the Agreement by and between the Company and the Purchaser dated as of June 10, 2001. The Purchaser was the sole bidder in a public request for proposals which was announced on May 15, 2001 and ended on May 30, 2001. The Board of Directors considered the purchase offer and after conducting negotiations with the Purchaser, authorized the Company's acceptance of the Purchaser's bid.

REASONS FOR THE ASSET SALE

         The Board of Directors of the Company believes that the sale of the Electrical Business to the Purchaser is fair to and in the best interests of the Company and its shareholders and unanimously recommends that the shareholders of the Company vote FOR the proposal to approve the Asset Sale.

         In reaching its conclusion, the Board of Directors identified several benefits it believes will result from the sale of the Electrical Business, the most important of which included:

         o allowing the Company to focus its management and financial resources on its core business of developing and marketing Internet performance enhancement solutions, which is handled through the Company's wholly-owned subsidiary, Marnetics Ltd.; and

         o shedding of the Electrical Business which has been characterized by intense competition and pricing pressures over the past several years.

         Among the factors considered by the Board of Directors in its deliberations were the following:

         o the financial condition, results of operations, cash flow, business and prospects of the Electrical Business, on both a historical and prospective basis;

         o the current economic and industry environment in Israel, including the Company's position within the electrical contracting industry;

         o the fairness of the terms of the request for bids to the public and the attached Asset Sale Agreement; and

         o the fact that the Asset Sale was offered to the public in a request for proposals for a period of 14 days and the Purchaser's offer was the only bid received.

         The Board of Directors also identified and considered a number of uncertainties and risks in its deliberations concerning the Asset Sale, including the following:

         o The price of the Company's Ordinary Shares may decline to the extent that the current market price of the Company's Ordinary Shares reflects a market assumption that the Asset Sale will be completed;

         o The Company would have to assume liabilities for certain expenses, debts and losses relating to the Electrical Business that were transferred to the Purchaser of the Electrical Business effective as of March 31, 2001; and

         o Certain costs related to the Asset Sale, such as legal, accounting and financial advisor fees, must be paid even if the transaction is not completed.

         o If the Company seeks another buyer for the assets relating to the Electrical Business, it may be unable to find a buyer willing to enter into such a transaction on terms at least comparable to the terms offered by the Purchaser.

         As a result of the foregoing considerations, the Board of Directors determined that the potential advantages of the Asset Sale outweighed the benefits of retaining that line of business.

         In view of the variety of factors considered in connection with its evaluation of the Asset Sale, the Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and did not do so. In addition, many of the factors contained elements which may affect the fairness of the Asset Sale in both a positive and negative way. Except as described above, the Board of Directors, as a whole, did not attempt to analyze each individual factor separately to determine how it impacted the fairness of the Asset Sale. Consequently, individual members of the Board of Directors may have given different weights to different factors and may have viewed different factors as affecting the determination of fairness differently.

           RECOMMENDATION OF THE BOARD OF DIRECTORS ON PROPOSAL NO. 1

         THE BOARD OF DIRECTORS BELIEVES THAT THE ASSET SALE IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE FOR THE PROPOSAL TO APPROVE THE ASSET SALE.

CERTAIN TAX CONSEQUENCES

         COMPANY TAX CONSEQUENCES. As a result of the Asset Sale, the Company anticipates realizing a gain of NIS 2,056 thousands. This gain will not be liable to tax because of carryforward tax losses. No assurances can be given that it will not be subject to a material tax as a result of the Asset Sale.

         SHAREHOLDER TAX CONSEQUENCES. The Company's shareholders will not recognize any gain or loss on the Asset Sale.

ACCOUNTING TREATMENT

         Marnetics Broadband Ltd. recorded its electrical activity as a discontinued operation in the proforma financial statements. The results of that activity was an extraordinary loss. The loss from this sale is mainly attributable to the amortization of goodwill of the electrical activity totaling US$ 2,000,000.

OPERATIONS AFTER THE ASSET SALE

         After the closing of the Asset Sale, the Company, though its operating subsidiary, Marnetics Ltd., will focus on developing and marketing Internet performance enhancement solutions and will no longer engage in the electrical and communications contracting business. After the Asset Sale, the Company will be a holding company.

ABSENCE OF APPRAISAL RIGHTS

         The holders of the Company's Ordinary Shares do not have any appraisal remedies or dissenter's rights in the case of a transaction such as the Asset Sale under either the Companies Law or the Company's Articles of Association.

INTERESTS OF CERTAIN PERSONS IN THE ASSET SALE; POTENTIAL CONFLICTS OF INTEREST

         The Purchaser is a corporation wholly-owned by Mr. Dov Strikovsky. Mr. Dov Strikovsky is the former Chief Executive Officer of the Company and current significant shareholder. As Mr. Strikovsky is no longer a director, officer or controlling member of the Company, nor was he serving in such capacity at the time the Asset Sale Agreement was signed, in accordance with the provisions of the Companies Law, such personal interest in the Asset Sale does not require that the transaction be approved other than by the Board of Directors of the Company. Although the Companies Law does not require such approval, the Asset Sale has been approved by the Audit Committee of the Company and is being brought before the shareholders of the Company for their approval.

                      MARNETICS BROADBAND TECHNOLOGIES LTD.

                UNAUDITED PROFORMA COMBINED FINANCIAL INFORMATION


The following unaudited proforma combined, condensed financial statements give effect to the selling of the electrical activity of Marnetics Broadband Technologies Ltd ("Marnetics"). (formerly "Stav").

The proforma financial statements of Marnetics include the proforma condensed balance sheet as of March 31, 2001 and statements of operations for the three months ended March 31, 2001, as if the sale had been consummated on that date.

The unaudited proforma combined condensed information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have actually occurred if the acquisition had been consummated as of the dates indicated, nor is it necessarily indicative of future operating results or financial position.

                      MARNETICS BROADBAND TECHNOLOGIES LTD.

                    UNAUDITED PROFORMA COMBINED BALANCE SHEET

                              AS OF MARCH 31, 2001
                               (US$ IN THOUSANDS)


                                                         MARNETICS          PROFORMA
                                                        CONSOLIDATED       ADJUSTMENT         COMBINED
                                                        ------------       ----------         --------

      ASSETS
  Current assets:
   Cash and cash equivalents (Note 1)                      5,648             (954)              4,694
   Trade accounts receivable                                 373                                  373
   Prepaid expenses and
     other receivables                                       351              (85)                266
   Related parties                                           346              597                 943
   Inventories                                               153             (153)                 --
   Recoverable costs and
     estimated earnings -
      not yet billed                                       2,642           (2,171)                471
                                                      ----------                           ----------
     Total current assets                                  9,513                                6,747

  Long-term loan
    to a related party (Note 2)                            1,408              954               2,362

  Investment in affiliate                                    560                                  560

  Property and equipment, net                                624             (425)                199

  Other assets                                            11,026           (2,000)              9,026
                                                      ----------                           ----------
                                                          23,131                               18,894
                                                      ==========                           ==========

      LIABILITIES AND
       SHAREHOLDERS' EQUITY
   Current liabilities:
   Short-term bank credit (Note 1)                         3,442           (2,868)               574
   Trade accounts payable                                  1,668                               1,668
   Other payables and
    accrued expenses                                         974             (554)               420
   Unrealized indemnification gain (Note 2)                   --              954                954
                                                      ----------                           ----------
      Total current liabilities                            6,084                               3,616

  Long-term liabilities
  Accrued severance pay, net                                 142             (142)                --
  Long-term loans                                            317             (317)                --
                                                      ----------                           ----------
      Total liabilities                                    6,543                               3,616

  Shareholders' equity:
   Outstanding shares                                        130                                 130

   Additional paid-in capital                             23,143                              23,143
   Deferred stock compensation                            (2,134)                             (2,134)
  Accumulated deficit                                     (4,551)          (1,310)            (5,861)
                                                      ----------                           ----------
                                                          16,588                              15,278
                                                      ----------                           ----------
                                                          23,131                              18,894
                                                      ==========                           ==========

                      MARNETICS BROADBAND TECHNOLOGIES LTD.

               UNAUDITED PROFORMA COMBINED STATEMENT OF OPERATIONS
                        THREE MONTHS ENDED MARCH 31, 2001
                  (US$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             MARNETICS       PROFORMA
                                           CONSOLIDATED     ADJUSTMENT       COMBINED
                                           ------------     ----------       --------

Revenues                                          379           (379)             --

Cost of revenues                                  921           (921)             --
                                         ------------                    -----------
Gross loss                                       (542)                            --

Operating expenses:
 Research and development                         195              -             195
 Selling and marketing                             80             (3)             77
 General and administrative                       833           (445)            388
  Non-cash compensation
  expense                                         195           (195)             --
                                         ------------                    -----------
  Total operating expenses                      1,303                            660
                                         ------------                    -----------

Operating loss                                 (1,845)                          (660)

Financial income (expenses)                      (267)           127            (140)
Share in losses of affiliate                     (115)             -            (115)
                                         ------------                    -----------
Loss from continued operation                  (2,227)                          (915)
                                         ============
DISCONTINUED OPERATION:
Loss from operation of electrical activity                    (1,312)         (1,312)
Loss on sale of electrical activity                           (1,310)         (1,310)
                                                                         -----------
Loss for the period                                                           (3,537)
                                                                         ===========
Basic and diluted loss
 per share                                      (0.35)                         (0.55)
                                         ============                    ===========
Shares used in computing
 basic and diluted loss
 per share                                  6,407,303                      6,407,303
                                         ============                    ===========

                      MARNETICS BROADBAND TECHNOLOGIES LTD.

                           NOTES TO UNAUDITED PROFORMA
                        THREE MONTHS ENDED MARCH 31, 2001


NOTE 1 - AGREEMENT WITH BANK HAPOALIM

On May 9, 2001 an agreement (the "Bank Agreement") was signed between Marnetics Broadband Technologies, Ltd. ("the Company") and Bank Hapoalim, Ltd. (the "Bank") with respect to the Company's debt to the Bank in the amount of NIS 13,100,000 (the "Debt").

In accordance with the Bank Agreement, the Bank has agreed to release the Company from its obligation to repay the Debt and to cancel the floating charge and liens registered in favor of the Bank on properties of the Company provided that, by May 31, 2001 the Company shall have paid NIS 4,000,000 to the Bank on account of the Debt (the "Repaid Amount") and in addition the Company shall have assigned to the Bank all the rights of the Company with respect to the debt of the municipality of Hod Hasharon to the Company in the amount of NIS 9,100,000.

Also, pursuant to the Bank agreement the Company has provided with the bank a guarantee of up to NIS 3,000,000, which decreases in the ratio of NIS 1:2 paid on account of the outstanding debt of Hod Hasharon.

NOTE 2 - REIMBURSEMENT AGREEMENT

Following the Bank Agreement, on June 30, 2001 an agreement (the "Agreement") was signed between Mr. Dov Strikovsky ("Strikovsky") and the Company pursuant to which Mr. Strikovsky has agreed to reimburse the Company for the Repaid amount and any amount that the Company may have to pay to the Bank if the Bank exercises the guarantee related to the debt of Hod Hasharon. All amounts due and payable to the Company will be paid in monthly installments of NIS 200,000 commencing on June 1, 2004 until paid in full.

All amounts due and payable to the Company are linked to the Israeli CPI and bear interest of 4 per cent per annum.

--------------------------------------------------------------------------------
                                 PROPOSAL NO. 2
                              ELECTION OF DIRECTORS
--------------------------------------------------------------------------------

         There are currently seven (7) members serving on the Board of Directors, Messrs. Jacob Ben-Gur, Menachem Reinschmidt, Baruch Schechter, Moshe Kessner, Ilja Bobbert, Yossi Shelly and Moshe Rubin.

         At the General Meeting, the Board of Directors proposes the re-election of five (5) directors Jacob Ben-Gur, Menachem Reinschmidt, Baruch Schechter, Moshe Kessner, and Ilja Bobbert, each of whose term will expire at the 2002 General Meeting of Shareholders and until his successor is elected and qualified. All have been nominated for reelection at the General Meeting. Messrs. Shelly and Rubin who serve as Outside Directors, were previously elected to the Board and are presently serving five year terms. Messrs. Shelly and Rubin were elected to the Board on October 4, 1999. Each nominee has indicated his willingness to serve, if elected; however, IF ANY NOMINEE SHOULD BE UNABLE TO SERVE, THE PERSON ACTING UNDER THE PROXY MAY VOTE THE PROXY FOR A SUBSTITUTE NOMINEE DESIGNATED BY THE BOARD OF DIRECTORS. The Board of Directors has no reason to believe that any of the nominees will be unable to serve if elected.

         The shares in the enclosed proxy will be voted FOR the persons nominated, unless a vote is withheld for any or all of the individual nominees. Each member of the Board of Directors, including those who are nominees for election as Directors, has provided the following information concerning his respective name, age (as of August 16, 2000), length of service as a director of the Company, principal occupation and business experience for at least the past five years and the names of other publicly held companies of which he serves as a director.


CURRENT NOMINEES

NAME                                   AGE    SINCE      POSITION
----                                   ---    -----      --------
Jacob Ben-Gur.......................   45     2001       Director, Chairman of Board
Menachem Reinschmidt................   41     2000       Director, President and responsible for
                                                         Marnetics Ltd.'s technology development
Baruch Schechter....................   39     2001       Director, Director of Marketing
Moshe Kessner.......................   50     2000       Director
Ilja Bobbert........................   29     2000       Director

OUTSIDE DIRECTORS

NAME                                   AGE    SINCE      POSITION
----                                   ---    -----      --------
Yossi Shelly........................   43     1999       Outside Director
Moshe Rubin.........................   49     1999       Outside Director

CURRENT NOMINEES

         JACOB BEN-GUR is Chairman of the Board of Marnetics Broadband Technologies Ltd., a position to which he was appointed in March 2001. He is the former Chairman of Pelephone Communications Ltd., Israel's first and leading cellular carrier, a post which he held for 3 years. Within the framework of his position at Pelephone, Mr. Ben-Gur served as a member of the Boards of Bezeq The Israel Telecommunication Corp. from 1996-2000 and YES - DBS Satellite Services from 1998-2000. He currently serves as Member of the Board of Directors of Liraz Systems Ltd. since 1997. He is a Certified Public Accountant, and earned a BA in Accounting and Economics from Ben-Gurion University.

         MENACHEM REINSCHMIDT, DIRECTOR AND PRESIDENT. Mr. Reinschmidt established Marnetics Ltd. in 1998 and was its first Chief Executive Officer and oversees all technology development activities of the Company. He also is a director of Marnetics Ltd. and its affiliate Speedwise Technologies Ltd. In addition, Mr. Reinschmidt is the principal shareholder in Linkware Ltd., a significant shareholder in the Company. One of the leading data communication experts in Israel, Mr. Reinschmidt has 17 years of experience in the most advanced fields of computer networks, including design, analysis, integration and development. His expertise incorporates advanced networking topics, including frame relay, TCP/IP, Internet architecture, ATM, Local Area Networks, routers and switches, voice-over IP, etc. Prior to founding Marnetics, from 1993 to 1997 Mr. Reinschmidt was President of ATLan, a software development company located in Tel Aviv. He is a lecturer and the author of the Hebrew bestseller LOCAL AREA NETWORKS FOR PC AND COMPATIBLES.

         BARUCH SCHECHTER, DIRECTOR AND MARKETING DIRECTOR. Baruch Schechter serves as a Director on the Boards of Marnetics Ltd. and Speedwise, its affiliate company. He is also Executive Vice President of the Linkware Group, one of the Company's major shareholders. Before joining Linkware Ltd., Mr. Schechter served as Senior Division Manager, Corporate & Business Sales Division, Pelephone, as Marketing and Sales Manager at Better Office Automation, and as Sales Manager of Major Account Clients at Cellcom, where he was one of the company's sales leaders. At Pelephone and Cellcom, Mr. Schechter became one of Israel's leading sales/marketing specialists in the cellular market. Mr. Schechter served as a Major officer in the Intelligence service of the Israeli army. He holds a B.A. in Economics and has studied Marketing Management.

         MOSHE KESSNER is Associate Vice President Business Development, ECI Telecom Ltd. (NASDAQ: ECIL), a telecom equipment vendor which holds a 16% stake in Marnetics. In this capacity, he is involved in the investment strategy and investment companies of ECI Telecom. Prior to joining ECI in 1999, Mr. Kessner was Vice President Technology and Business Development of Tadiran Telecommunications Ltd. He served as Lieutenant Colonel in the Israel Defense Forces as Chief Research Engineer in the Signal Corp, involved in developing the computer security standards and several strategic and tactical communication systems. He holds an M.Sc. in Computer Science and a B.Sc. in Electrical Engineering.

         ILJA BOBBERT serves as a director on the board of Marnetics Ltd. and is a founder and managing partner of Prime Technology Ventures. He led many technology investments while he was with Holland Venture BV, one of the oldest and most successful venture capital firms in the

Netherlands. He has extensive knowledge and experience in a wide variety of technological areas. Previously he served in both financial and engineering positions at Koninklijke Bijenkorf Beheer, Unilever and Glynwed. Ilja is a cum laude graduate in Chemical Engineering. He holds an M.Sc. in Business Administration and a BA in business economics. He currently serves on the boards of Tridon and Q-Go. Ilja focuses on the company's technology investments in the Benelux and Israel.

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE FOR THE PROPOSALS TO ELECT EACH NOMINEE FOR DIRECTOR NAMED ABOVE.

OUTSIDE DIRECTORS

         YOSSI SHELLY, OUTSIDE DIRECTOR. Mr. Shelly currently serves as an Outside Director for Marnetics Broadband Technologies, is Managing Director of
S. Alexander Ltd. Investment & Consulting firm, based in Beer-Sheva, Israel. During Mr. Shelly's career, he has served on many boards of directors of corporations and organizations. For nearly a decade, he held various posts within the Municipality of Beer-Sheva. Prior to his career in management and consulting, Mr. Shelly served in the Israel Defense Forces for 17 years, dedicating most of his service as the commander of the Computerized Recruitment Center and concluding his service as a Personnel Officer in the Armored Corps. He retired as a Major. He holds a B.Sc. in Industrial Engineering and Management and is currently studying for a degree in law.

         MOSHE RUBIN, OUTSIDE DIRECTOR. Mr. Rubin currently serves as a Financing Consultant for the Jerusalem branch of Pama Car Financing. For 15 years, he operated the Dihatsu car dealership, which he opened in Herzliya.

         The Company's Amended and Restated Articles of Association provides that the Board of Directors shall consists of a minimum of two (2) and a maximum of eleven (11) directors. Each director, except for Outside Directors, shall serve as a director from the time of appointment until the next Annual General Meeting. Outside Directors elected after the adoption of the Companies Laws in 2000 shall hold office for 3 year terms and Public Director elected under the previous Israeli corporate statute, the Companies Ordinance, such as the Company's two outside directors, Moshe Rubin and Yossi Shelly, shall serve for five-year terms, until 2004.


         The Amended and Restated Articles of Association provides that directors may be removed only for cause by a majority of shareholders. The Companies Law also provides that a director shall be removed from office in one of the following events: (i) if he has resigned or removed in accordance with the provisions stated therein; (ii) upon conviction for a criminal offence as detailed therein; (iii) in the event that a court has ordered his removal; (iv) in the event that he has been declared bankrupt.

         TERM AND RIGHTS TO DESIGNATE BOARD MEMBERS

         The Articles of Association of the Company provide that each director is elected for a period of one year at the Company's annual meeting of shareholders and serves until the next such meeting or until his or her successor is duly elected and qualified. Directors, except for Outside Directors, may be re-elected annually without limitation.

         The Company's directors, with the exception of two Outside Directors, do not currently receive any compensation for their services as directors. Certain shareholders and option-holders of the Company have the right to nominate and, some of which, pursuant to shareholder agreements, have elected their designees for the Company's Board of Directors.

         The former Marnetics Ltd. shareholders agreed that they will vote in favor of certain nominees for Director of the Company as follows: (i) two nominees designated by ECI Telecommunications Ltd., (ii) one nominee designated by STI Ventures Investments No. 2 B.V. and (iii) one nominee designated collectively by Prime Technology Ventures NV, Docor International BV and Ronchal Investments NV. To date, STI Ventures Investments No. 2 B.V. has not yet designated a nominee for the Company's board and ECI has only designated one director nominee.

         Until November 25, 2001, ISG Solid Capital Markets, LLC, the representative of several investors in the Company's initial public offering, has the right, at its option, to designate one director to the Board of Directors, which director will be reasonably acceptable to the Board of Directors. The Company has agreed to pay such director or non-voting advisor an attendance fee of $1,500 per meeting of the Board of Directors. There currently is no such designated member of the Board.

ALTERNATE DIRECTORS

         The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director, and may cancel such appointment. A person may be appointed to serve as an alternate director provided he is qualified to serve as a director and that he is not already acting as a director or alternate director. An alternate director shall have all the powers and obligations of the appointing director, except the power to appoint an alternate director. The term of appointment of an alternate director may be for one meeting of the Board of Directors or for a specified period.

EXECUTIVE OFFICERS

         The following table sets forth certain information regarding the executive officers of the Company as of August 16, 2001.

             NAME                                    POSITION
             ----                                    --------

Shlomo Harari.......................  Chief Executive Officer (as of September 1, 2001)
Menachem Reinschmidt................  Director, President and responsible for Marnetics Ltd.'s technology development
David Sheetrit......................  Chief Operating Officer (and acting Chief Executive Officer until September 1, 2001)
Isaac Nissim........................  Chief Financial Officer
Hanoch Newman.......................  Vice President Research and Development
Baruch Schechter....................  Director, Director of Marketing
Karen Gold Anisfeld.................  Vice President Strategic Marketing
Ron Nuta............................  Director of Business Development


         The biographies for Messrs. Reinschmidt and Schechter are included in the previous section with the other director nominees.

         SHLOMO HARARI, CHIEF EXECUTIVE OFFICER. Mr. Harari recently joined the Company and will serve as its Chief Executive Officer as of September 1, 2001. Since 1999, Mr. Harari is the President of Links International, Ltd. a consulting company that provides technology based companies business strategy formulation and implementations services. From 1996 and prior to joining Links, Mr. Harari was president of Phone-Or Ltd., a fiber optic sensor technology company.

         DAVID SHEETRIT, CHIEF OPERATING OFFICER. Mr. Sheetrit has been serving as the Company's Chief Operating Officer since early 2001 and he also serves as Director of Marnetics Ltd. Mr. Sheetrit has served as acting Chief Executive Officer since early 2001 and will continue to serve in this capacity until September 1, 2001 when Mr. Shlomo Harari joins the Company as Chief Executive Officer. In early 2000, Mr. Sheetrit was appointed Chief Operating Officer of the Linkware Group, one of the Company's major shareholders. Before joining Linkware and Marnetics, Mr. Sheetrit was Head of the Tel Aviv Branch of the College of Management since 1995. In this capacity he supervised the operations, investments, marketing activities and academic programs of the College, which is comprised of 3,000 students and 200 faculty and staff. Mr. Sheetrit has lectured at various colleges and academies and served as an independent organizational and business consultant to various organizations and institutions. He holds an M.Sc. degree in Industrial Management and Business Administration from Ben-Gurion University.

         ISAAC NISSIM, CHIEF FINANCIAL OFFICER. Responsible for financial management and control. Mr. Nissim possesses eleven years of experience in financial management positions with particular expertise in facilitating IPO's, spearheading Mergers & Acquisitions and maintaining shareholder and investor relationships. Additionally, Mr. Nissim has extensive experience in managing the operations of multinational enterprises. Prior to joining the Company, Mr. Nissim spent six years with the Makhteshim Agan Group (TASE: MAIN) where he held senior management positions in the Israeli and subsequently the North American operations. As CFO & COO, Mr. Nissim directed all financial and information technology functions for the $100 million North American division. Mr. Nissim is a Certified Public Accountant and holds a B.A. in Economics & Accounting from Tel Aviv University.

         HANOCH NEWMAN, VICE PRESIDENT RESEARCH AND DEVELOPMENT. Mr. Newman joined Marnetics in June 2000 as its Vice President of Research and Development. He is a specialist in real-time systems, embedded systems, UNIX/WIN, C++/C communication, and device drivers. He also has vast experience in computer programming, with expertise in TCP/IP and other Internet and Communication protocols, as well as system management. His past experience includes serving as Project Manager at Elron Software NCC from 1999 to 2000, R&D Manager at CT Motion (start-up) from 1998 to 1999, and CTO and MIS in the Israeli Air Force for five years prior thereto. He holds a B.A. in Computer Sciences.

         KAREN GOLD ANISFELD, VICE PRESIDENT STRATEGIC MARKETING. Specializing in Corporate Identity Management and International Business, Ms. Anisfeld has spent the decade before joining Marnetics providing strategy-based communication consulting and marketing support services to some of Israel's largest industrial concerns, high-tech companies, Government ministries and others, to facilitate cooperation between Israeli and foreign companies. From 1997 to 1998, she also served as Vice President and Member of the Management team of Ruder Finn (Israel) Public Relations, and from 1987 to 1989 she was Coordinator of Financial and Public Relations at The Limited, Inc. corporate headquarters (NYSE, LSE, TSE). She has an M.A. in Public Relations/International Business.

         RON NUTA, BUSINESS DEVELOPMENT DIRECTOR. Prior to joining Marnetics in June 2000, Mr. Nuta had many years of diverse experience in technology research and development, sales and business development. From 1996 until joining Marnetics, Mr. Nuta served as the head of the International Business Unit of Telrad Business Communication. Prior thereto, he was the Managing Director of the Datacom Business Unit of Arad Systems (a start-up) for approximately one year. For eleven years prior, he was the head of the Marketing and Sales Department at Koor Communications and served as Development Engineer in the Signal Corps for five years during his service in the Israel Defense Forces. He holds an M.S.M. degree in Business Management specializing in entrepreneurship and e-business, a B.B.A. in marketing, international business and technology as well as a Practical Engineer diploma in Electronics.

                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

COMPENSATION OF EXECUTIVE OFFICERS

         For the year ended December 31, 2000, the aggregate amount of compensation paid by the Company to all directors and officers as a group was approximately NIS 1.2 million ($0.3 million), including amounts set aside or accrued to provide pension, retirement or similar benefits on behalf of all of the Company's directors and executive officers during the year 2000.

EMPLOYMENT AGREEMENT

         On July 30, 2001, the Company entered into an Agreement which provides, in part, that beginning on September 1, 2001, Mr. Shlomo Harari will be the Company's Chief Executive Officer during the term of the agreement, in consideration for the following:

    o    The NIS equivalent of US $12,000 per month.

    o Options for the purchase of up to 50,000 Ordinary Shares of the Company with an exercise price of $0.02 per share which will vest in eight (8) biannual installments beginning on March 1, 2002, and additional options for the purchase of up to 50,000 Ordinary Shares upon achievement of certain sales and Company financing milestones in 2002. Such options will be subject to the 2001 Stock Option Plan of the Company.

         The term of the Agreement is for 6 months, following which the parties will determine the terms of their continuing relationship.

         The Company's Board of Directors believe that Mr. Harari, an experienced consultant to technology companies, is uniquely qualified to implement the Company's business strategy and successfully bring its products to market.

DIRECTOR COMPENSATION

         Under the Companies Law, outside directors are entitled to annual compensation plus a per meeting attendance fee. The Company currently pays its outside directors an annual fee of NIS 14,420 (US $3,500) and a per meeting attendance fee of NIS 915 (US $222). Other than its outside directors, the Company's directors do not currently receive any compensation for their services as directors, although the director nominee, if any, of ISG Solid Capital Markets, LLC, shall have the right to an attendance fee of $1,500 per meeting. There is currently no such designated member of the Board.

INDEPENDENT AUDITORS FEES

         Deloitte & Touche Brightman Almagor billed Marnetics Ltd. an aggregate of $37,500 in fees for professional services rendered in connection with the audit of the Marnetics Ltd.'s financial statements for the most recent fiscal year, including services rendered to Stav Electrical Systems (1994) Ltd.. Deloitte & Touche Brightman Almagor billed the Company an aggregate of $42,500 in fees for other services rendered to the Company and its affiliates for the fiscal year ended December 31, 2000.

--------------------------------------------------------------------------------
                                 PROPOSAL NO. 3
                   INDEMNIFICATION OF NEWLY ELECTED DIRECTORS
--------------------------------------------------------------------------------

LIABILITY OF OFFICERS AND DIRECTORS

         The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. The Company's Articles of Association provides that the Company may enter into a contract for the indemnification of any of the Company's office holders with respect to an act performed by him in his capacity as an office holder and regarding:

    o breach of duty of care by any office holder owed to the Company or any other person;

    o breach of fiduciary duty by any office holder owed to the extent that such office holder acted in good faith and had a reasonable basis to assume that the action would not prejudice the Company; and

    o any financial liability imposed on any office holder for the benefit of a third party as a result of any act or omission such office holder committed as an office holder of the Company.

         In addition, the Company may indemnify an office holder against:

    o a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder; and

    o reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings the Company institutes against him or instituted on the Company's behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge for which he was convicted, providing such charge does not require proof of criminal intent.

         These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

    o a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

    o a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or our consequences;

    o any act or omission done with the intent to derive an illegal personal benefit; or

    o    any fine levied against the office holder.

         The Company intends to enter into an indemnification agreement with each newly-elected director, subject to shareholder approval. Such agreements shall contain provisions which endeavor to limit the personal liability of the newly elected directors, both to the Company and to our shareholders, for monetary damages resulting from breaches of certain of their fiduciary duties as directors of the Company. In particular, such agreements shall provide that the Company will indemnify such individuals to the fullest extent permitted by the Companies Law, as such rights shall from time to time be amended or limited, against all expense, liability, and loss reasonably incurred or suffered by the indemnitee as a result of serving as an officer or director or employee of the Company, or any affiliate thereof or any other entity at the request of the Company. In addition, the Company has obtained reimbursement indemnity insurance to reimburse directors and officers of the Company for losses sustained as a result of any claim arising from a wrongful act, individually or collectively, in the discharge of their duties or in breach of their fiduciary duties solely in their capacity as officers and directors of the Company, and to reimburse the Company for losses sustained as a result of any claim arising from any such wrongful act where an indemnity has been given or lawfully is required to be given to officers or directors of the Company. Consequently, under the Company's Amended Articles of Association, the Company may indemnify our officers and directors for financial obligations imposed on them in favor of a third party by a court judgment, including a compromise judgment or a court-approved arbitrator's decision, as well as for concomitant reasonable legal expenses, including attorney's fees, as a result of any claim arising from a wrong act in the discharge of their duties in their capacity as officers or directors of the Company which could materially adversely affect the business, prospects, financial condition, or results of operations of the Company. Furthermore, the ability of United States shareholders to recover monetary damages from officers and directors of the Company for certain breaches of their fiduciary duties may be significantly limited.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers, directors, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable in the United States.

RECOMMENDATION OF BOARD OF DIRECTORS

         The Board of Directors of the Company unanimously recommends that the shareholders of the Company vote FOR the approval of the Company's agreement to indemnify the newly elected directors to the maximum extent permitted under Israeli law.

--------------------------------------------------------------------------------
                                 PROPOSAL NO. 4
               AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION
--------------------------------------------------------------------------------

REASON FOR THE AMENDMENT TO THE ARTICLES OF ASSOCIATION

         The Company's Articles of Association currently provides that the Board of Directors will set the record date for any meeting of its shareholders at least four (4) but not more than twenty-one (21) days prior to the date of the shareholders meeting. Certain information in the proxy materials must be given as of the record date. Therefore, the Record Date provision in the Articles of Association impairs the ability of the Company to provide adequate notice to shareholders of a meeting and a limited time for shareholders to complete and return the proxy.

         Regulations under Companies Law (Allowances from Public Companies Whose Shares are Listed for Trade Outside of Israel) - 2000 (the "REGULATIONS") allow an Israeli public company, such as the Company, to set the record date for any meeting of its shareholders at least four (4) but no more than forty (40) days prior to the date of the shareholder meeting. The provisions of the Regulations regarding the setting of the record date are not currently reflected in the Company's Articles of Association.

         In order to both reflect the provisions of the Regulations as to the setting of the record date and to enable the company to include the required information in the proxy materials as of the record date and to give adequate notice of a shareholders meeting allowing for the completion and return of the proxy, the Company desires to amend Article 29 of the Articles of Associations of the Company effective as of August 1, 2001, to the following:

         "ONLY SHAREHOLDERS OF RECORD AS REFLECTED ON THE COMPANY'S SHARE REGISTER AT THE CLOSE OF BUSINESS ON THE DATE FIXED BY THE BOARD AS THE RECORD DATE DETERMINING THE THEN SHAREHOLDERS WHO WILL BE ENTITLED TO VOTE, SHALL BE ENTITLED TO NOTICE OF, AND TO VOTE, IN PERSON OR BY PROXY, AT A GENERAL MEETING AND ANY POSTPONEMENT OR ADJOURNMENT THEREOF. THE BOARD WILL FIX THE RECORD DATE OF NOT LESS THAN FOUR (4) NOR MORE THAN FORTY (40) DAYS BEFORE THE DATE OF THE GENERAL MEETING, OR SUCH OTHER TIMEFRAME, AS ALLOWED UNDER THE COMPANIES LAW AND REGULATIONS THEREUNDER, AS MAY BE AMENDED FROM TIME TO TIME."

RECOMMENDATION OF BOARD OF DIRECTORS

                  The Board of Directors of the Company unanimously recommends that the shareholders of the Company vote FOR the approval of the amendment to the Company's Articles of Association.

--------------------------------------------------------------------------------
                                 PROPOSAL NO. 5
                    RATIFICATION OF THE SELECTION OF AUDITORS
--------------------------------------------------------------------------------

         The Board of Directors has selected Deloitte & Touche Brightman Almagor as auditors of the Company for the year ending December 31, 2001, subject to ratification by shareholders at the General Meeting. If the shareholders do not ratify the selection of Deloitte & Touche Brightman Almagor, the Board of Directors will reconsider the matter.

         THE BOARD OF DIRECTORS BELIEVES THAT APPROVAL TO RATIFY THE SELECTION OF THE AUDITORS IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS AND THEREFORE, UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE AUDITORS AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR COMPENSATION.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of August 16, 2001 with respect to the beneficial ownership of shares of Ordinary Shares by each person known to Marnetics to own beneficially more than 5% of the outstanding shares of Ordinary Shares, assuming conversion of all convertible debt or preferred stock and exercise of all warrants and stock options by such person and only by such person.


                                                                                AMOUNT AND NATURE OF
                                                                               BENEFICIAL OWNERSHIP(1)
                                                                               --------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                                         NUMBER               PERCENT(2)
------------------------------------                                         ------               -------

Linkware Ltd.....................................................           1,740,575(3)            22.7%
3 Hadror Street
P.O. Box 73
Hod Hasharon 45100 Israel

ECI Telecommunications Ltd.......................................           1,187,439               16.1%
34 Hasivim Street
Kiryat Arye Industrial Park
Petah Tikva Israel

STI Ventures Investments No. 2 B.V...............................           1,180,907               16.0%
Hullenbergweg 379
1101 Cr. Amsterdam
Zuide - Oost
The Netherlands

Dov Strikovsky...................................................           1,015,714(4)            12.8%
83 Akiva Street
Ra'anana, Israel

Prime Technology Ventures NV.....................................             630,550                8.6%
Entrada 102, 10g6 EA
Amsterdam, Netherlands



(1) The number of shares beneficially owned is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after August 16, 2001, through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares such power with his or her spouse, with respect to all shares of capital stock listed as owned by such person or entity.

(2)      Based on in 7,362,390 Ordinary Shares outstanding as of August 16,
         2001.

(3) Includes 302,266 shares that may be acquired pursuant to options which are presently or will become exercisable within 60 days at an exercise price of par value per share.

(4) Includes 580,000 shares that may be acquired pursuant to options with an exercise price of $3.00 per share which are presently or will become exercisable within 60 days by O.S.I Limited which is controlled by a trust, the beneficiaries of which are family members of Dov Strikovsky.

         The following table sets forth certain information as of August 16, 2001, with respect to the beneficial ownership of shares of Ordinary Shares by each of the Company's directors and executive officers, individually, and the directors and executive officers of the Company as a group, assuming conversion of all convertible debt or preferred stock and exercise of all warrants and stock options by such person and only by such person.

                                                                               AMOUNT AND NATURE OF
                                                                              BENEFICIAL OWNERSHIP(1)
                                                                              --------------------
                                                                        NUMBER OF                PERCENT OF
                   NAME OF BENEFICIAL OWNER                              SHARES                   CLASS(2)
                   ------------------------                              ------                   -----

Jacob Ben-Gur................................................            400,000(3)                 5.2%
Menachem Reinschmidt.........................................          1,740,575(4)                22.7%
Baruch Schechter.............................................                  0(5)                  --
Moshe Kessner................................................          1,187,439(6)                16.1%
Ilja Bobbert.................................................            630,550(7)                 8.6%
Moshe Rubin..................................................                  0                     --
Yossi Shelly ................................................                  0                     --
Shlomo Harari ...............................................                  0                     --
David Sheetrit...............................................             12,500(8)                   *
Isaac Nissim.................................................              4,005(9)                  --
Hanoch Newman................................................             17,714(10)                  *
Karen Gold Anisfeld..........................................              5,905(11)                  *
Ron Nuta.....................................................             11,809(12)                  *
All   Officers   and   Directors  as  a  Group
(13 individuals).............................................          4,010,497(13)               49.4%

----------------------------
*Less than 1%

(1) The number of shares beneficially owned by each director and executive officer is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after August 16, 2001, through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of such shares Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power or shares such power, with his or her spouse, with respect to all shares of capital stock listed as owned by such person or entity.

(2)      Based on in 7,362,390 Ordinary Shares outstanding as of August 16,
         2001.

(3) Includes 400,000 shares that may be acquired pursuant to options with an exercise price of $3.00 per share which are presently or will become exercisable within 60 days by Ambar Holdings S.A. which is controlled by a trust, the beneficiaries of which are family members Jacob Ben-Gur.

(4) Menachem Reinschmidt is a controlling shareholder of Linkware Ltd. and, as such, has the ability to control the voting and disposition of the securities owned by such company. Mr. Reinschmidt disclaims beneficial ownership of such shares. Includes 302,266 shares that may be acquired pursuant to options which are presently or will become exercisable within 60 days by Linkware Ltd. at an exercise price of par value per share.

(5) Baruch Schechter is an Executive Vice President of Linkware Ltd. but he does not have the ability to control the voting and disposition of the securities owned by such company.

(6) Moshe Kessner is an Associate Vice President of Business Development of ECI Communications and, as such, has the ability to control the voting and disposition of the securities owned by such company. Mr. Kessner disclaims beneficial ownership of such shares.

(7) Ilja Bobbert is founder and managing partner of Prime Technology Ventures NV and, as such, has the ability to control the voting and disposition of the securities owned by such company. Mr. Bobbert disclaims beneficial ownership of such shares.

(8) Includes 12,500 shares that may be acquired pursuant to options which are presently or will become exercisable within 60 days.

(9) Includes 4,005 shares that may be acquired pursuant to options which are presently or will become exercisable within 60 days.

(10) Includes 17,714 shares that may be acquired pursuant to options which are presently or will become exercisable within 60 days.

(11) Includes 5,905 shares that may be acquired pursuant to options which are presently or will become exercisable within 60 days.

(12) Includes 11,809 shares that may be acquired pursuant to options which are presently or will become exercisable within 60 days.

(13) Includes 754,199 shares that may be acquired pursuant to options which are presently or will become exercisable within 60 days.


         The Company underwent a change of control in 2000. On June 1, 2000, the Company (then named Stav Electrical Systems (1994) Ltd.), Marnetics Ltd. and the shareholders of Marnetics Ltd. entered into a Share Exchange Agreement dated June 1, 2000 which was subsequently amended on two occasions, effective September 28, 2000 and October 30, 2000 (as amended, the "SHARE EXCHANGE AGREEMENT"). Pursuant to the Share Exchange Agreement, the Company acquired all of the outstanding shares of Marnetics Ltd. Marnetics Ltd. shareholders were issued 4,993,048 Ordinary Shares of the Company. Marnetics Ltd. option holders and those with rights to obtain options for Marnetics Ltd. shares (collectively "OPTIONEES") were issued options for the purchase of 1,761,236 Ordinary Shares of the Company (the "OPTIONS"). Upon the expiration or termination of the Options, additional shares and Options have been issued to the former Marnetics Ltd. shareholder and the Optionees on a pro rata basis.

                              CERTAIN TRANSACTIONS

SALE OF ELECTRICAL BUSINESS

         On June 10, 2001, the Company executed an agreement to sell, subject to shareholder approval, the Electrical Business, including certain related liabilities, to a company wholly-owned by the Company's former Chief Executive Officer and current significant shareholder, Dov Strikovsky. For more information, see Proposal 1.

OEM AND LICENSE AGREEMENT.

         In July 2001, Marnetics entered into an OEM agreement with Speedwise Technologies Ltd. ("SPEEDWISE"), an Israeli company in which Marnetics Ltd. owns 17.25% of its outstanding shares. Speedwise is engaged in the design, development, distribution and sale of products used in the Internet and mobile data industries. The OEM agreement will enable Marnetics to sell its products for cellular customers (which are currently in development), whether integrated into

Speedwise's products or as stand-alone products, to approximately 70 cellular companies worldwide in which Speedwise has installations. Pursuant to this agreement, Speedwise will pay Marnetics Ltd. 30% of the income generated by the sale and maintenance of the Marnetics' products. This agreement has a one year term with automatic renewal unless a party gives one-months' prior written notice of termination.

         In April 2001, Marnetics Ltd. entered into a Software License Agreement with Speedwise. Under this License Agreement, Marnetics granted Speedwise a non-exclusive license to use certain programs and software products owned by Marnetics which Speedwise is using to develop other software products. Marnetics Ltd. is entitled to receive a fee based on the sale of this derivative software product of either (a) US $25 per product if sold bundled with other Speedwise products, or (b) 15% of net revenues from the product. The agreement has a perpetual term.

COMBINATION TRANSACTION

         Effective December 31, 2000, Stav Electrical Systems (1994) Ltd. acquired Marnetics Ltd., pursuant to the terms of that certain Share Exchange Agreement among the Company, Marnetics Ltd. and the security holders of Marnetics Ltd. Upon the closing of that transaction, certain entities and individuals affiliated with the Company, including Dov Strikovsky, a principal shareholder and the former Chief Executive Officer of the Company or entities affiliated with Mr. Strikovsky, received options to purchase up to 1,000,000 Ordinary Shares of the Company.

RESTRUCTURING OF BANK DEBT

         On May 30, 2001, the Company and Bank Hapoalim, the lender of the Company's long-term debt obligations, entered into a restructuring agreement entitled "Assignment of Debt Agreement", pursuant to which:

    o Shlavor Systems Ltd., a company wholly-owned by Mr. Strikovsky, assumed liability for the current debt in the amount of NIS 13,100,000 (approximately $3.2 million);

    o    The Company paid the bank NIS 4,000,000 (US $970,875);

    o The Company assigned its accounts payable from the City of Hod Hasharon in the face amount of NIS 9,100,000 (US $2.2 million) to the bank;

    o The Company granted the Bank a limited guaranty (up to NIS 3,000,000 (US $0.7 million))of the obligations of Shlavor Systems Ltd. under the assumed debt; and

    o The Bank released the Company from all liability for the current debt in the amount of NIS 13,100,000 (approximately $3.2 million) and released any related liens or security interests it holds.

INDEMNIFICATION BY SIGNIFICANT SHAREHOLDER

         In connection with the Stav/Marnetics transaction and pursuant to an amendment to the Share Exchange Agreement, Mr. Strikovsky granted an indemnification to the former shareholders of Marnetics Ltd. against certain losses or damages related to the Electrical Business and had deposited 200,000 shares of the Company held by him in escrow as security for his indemnification obligations. On June 30, 2001, Mr. Strikovsky, the Company and the former shareholders of Marnetics Ltd. entered into a separate Indemnification Agreement that further defined, clarified and expanded the terms of the initial indemnification, added indemnification obligations related to the bank debt restructuring (as described below) and provided for an additional 100,000 shares of the Company held by Mr. Strikovsky to be held in escrow as security for such indemnification obligations. Under this Indemnification Agreement, Mr. Strikovsky agreed to:

o Reimburse the Company for NIS 4,000,000 (US $970,875) which is the amount the Company has paid to the bank pursuant to the debt restructuring described above, to be paid in monthly installments of NIS 200,000 (US $48,500) commencing June 1, 2004; and

o Repay $0.5 million to the Company by certain suppliers of the Company in connection with excess advances made to such suppliers by the Company in the year-ended December 31, 2000.

o To indemnify the Company for any amount it may pay to the Bank in the future under the guarantee granted by the Company in favor of the bank under the debt restructuring or for any losses the Company may incur in connection with such debt restructuring documents.

LOANS TO SIGNIFICANT SHAREHOLDER AND FORMER DIRECTOR AND OFFICER

         The Company has, from time-to-time, made loans to Dov Strikovsky during the period of time he was Chairman of the Board of Directors, President, and Chief Executive Officer of the Company. At December 31, 1997, 1998, and 1999 the amount of such loans outstanding was NIS 4,721,000 (US $1,151,000), NIS 5,915,000 (US $l,443,000), and NIS 6,540,000 (US $1,570,000) respectively. Such loans did not bear interest through December 31, 1997. Such loans currently bear interest at the rate per annum equal to LIBOR plus 3%. In addition, during 1999, the Company inadvertently made excess advances to Mr. Strikovsky. Upon discovery of this error, Mr. Strikovsky repaid to the Company the amount of such excess advances in full.

         In preparation for its initial public offering, in April 1998, the Company entered into an agreement with Mr. Strikovsky which provided that he would pay interest only on such loans through October 1, 1998 and will amortize the principal amount, and pay interest thereon, commencing on January 1, 2000 and terminating on December 31, 2003. In September 1998, such agreement was superceded by an agreement pursuant to which Mr. Strikovsky agreed to repay such loans together with the interest thereon, on or prior to November 25, 2000, subject to extension in the sole discretion of the disinterested members of the Board of Directors of the Company. Mr. Strikovsky applied the net proceeds of the sale in the Company's initial public offering of a number of his Ordinary Shares, approximately US $522,000, and also agreed to apply 50% of all dividends paid, net of taxes, on the Ordinary Shares owned by him to the prepayment of such loans. Pursuant to the September 1998 agreement, in 1999, the disinterested members of the Company's Board of Directors voted to extend the repayment terms of the loan. The loan is currently payable in eight annual installments which commenced in 1999 and shall be repaid in full by December 31, 2007. The first two installments were paid.

                              AVAILABLE INFORMATION

         The Company (formerly named Stav Electrical Systems (1994) Ltd.) is subject to certain of the informational requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder and in accordance therewith files reports and other information with the Securities and Exchange Commission. Reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D. C. 20549 and at the Regional Offices thereof at 7 World Trade Center, Suite 1300, New York, New York and at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N. W., Washington, D. C. 20549 at prescribed rates. In addition, beginning in July 2001 the Company began filing its reports with the Commission electronically and any reports and other information filed by the Company after such date may also be inspected the Commission's web site at WWW.SEC.GOV.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The Company Annual Report on Form 20-F for the year ended December 31, 2000, is incorporated by reference herein. All documents filed by the Company with the Commission pursuant to the Exchange Act after the date hereof and prior to the date of the General Meeting shall be deemed to be incorporated by reference herein and shall be a part hereof to the extent that a statement contained herein (or in any other subsequently filed document with also is incorporated by reference herein) modifies or supersedes such statement.

                                                                     APPENDIX A

                                    AGREEMENT
               DRAWN UP AND SIGNED IN TEL AVIV, ON JUNE 10TH 2001

                                     BETWEEN

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                         Public Company No. 52-004389-4
                                12 Hayetzira St.
                             Raanana Industrial Zone
                          (HEREINAFTER: "THE COMPANY")
                                                             OF THE FIRST PART;
                                       AND

                      IDAN MILLENIUM INVESTMENTS AND ASSETS
                         (HEREINAFTER: "THE PURCHASER")
                                                            OF THE SECOND PART;


WHEREAS the Company, inter alia, engages in the installation and maintenance of electricity and communication infrastructure systems (hereinafter: "The Operations");

AND WHEREAS   the Company is interested to sell the sold assets to the
              Purchaser, according to their definition hereunder, including the fixed assets, the rights and obligations, emerging from its commitments, the know-how in its possession, pertaining to the Operations, goodwill, clients and the connections of the Company, which are serving it in the carrying out of the Operations, and all as specified in this Agreement;

AND WHEREAS   the Purchaser was one of the proposers, who responded to the
              Request for Proposals of the Company, and on the basis of the proposal of the Purchaser, the Company is interested to sell the sold assets to the Purchaser, and the Purchaser agrees to purchase the sold assets, all subject to the conditions, specified in this Agreement hereunder;

AND WHEREAS   the Company and the Purchaser are interested to arrange their relations in connection with the sale of the sold assets and the payment of the consideration;

THEREFORE, IT HAS BEEN DECLARED, AGREED AND STIPULATED BETWEEN THE PARTIES, AS
FOLLOWS:

1.       PREAMBLE, HEADINGS AND APPENDICES

         1.1. The preamble to this Agreement and its Appendices constitute an integral part thereof.

         1.2. The headings of the Sections are intended for purposes of reference in this Agreement and should not be used for its interpretation.

2.       DEFINITIONS

         In this Agreement, the terms specified hereunder shall bear the following meaning:

         "THE DETERMINING DATE" - MARCH 31ST 2001

         "THE SOLD ASSETS" -

         The full Operations of the Company with respect to the carrying out of electricity jobs, including fixed assets, stock, commitments, obligations, the contractor's license, goodwill, legal claims and the holdings of the Company in Newline, and all as of the Determining Date, according to its definition hereunder, with the exception of assets, which are not purchased, and liabilities, which are not purchased, as per their definition in this Agreement;

         "FIXED ASSETS" -

         The equipment, facilities, vehicles and other movable, owned by the Company, as of the Determining Date, as specified in APPENDIX A to this Agreement;

         "THE STOCK" -

         Components, spare parts, auxiliary materials, accessories and the like, serving for the Operations, as of the Determining Date, as specified in Appendix B to this Agreement;

         "THE COMMITMENTS" -

         All the rights and obligations of the Company, within the framework of Agreements by which the Company is committed, and which are serving for the management and execution of the Operations, whether made in writing or verbally, as of the Determining Date, including guarantees and securities, given by the Company and/or by anyone on its behalf within the framework of the Agreements, as stated, and/or pursuant to the assurance of their execution and the quality of the execution, including Employment Agreements, loans to employees, Leasing Agreements, Rent Agreement, and any Agreement of any kind and type by which the Company is committed in connection with the Operations, as of the Determining Date, and also any future commitments pertaining to Operations in respect of which the Company filed proposals within the framework of tenders and/or in respect of which the Company is currently handling negotiations, including obligations for the carrying out of jobs, with the exception of the assets, which are not purchased;

         "THE ASSETS WHICH ARE NOT PURCHASED" -

         The rights and obligations of the Company in accordance with the Marnetics Agreement; the balance of clients, debtors and receivable income, emerging from commitments during the period up until the Determining Date; rights and obligations in accordance with insurance policies; the bookkeeping and payroll computer, including software and the entire bookkeeping data of the Company, and any documents and records pertaining to its Operations and also loans, which were placed by the Company in favor of interested parties of the Company;

         "OBLIGATIONS" -

         The full obligations of the Company, as of the Determining Date, including toward leasing companies and toward other creditors, including employees of the Company for leave, recuperation, and reserve for compensation, income tax, other authorities, Marnetics Ltd., with the exception of the obligations, which are not purchased;

         "THE OBLIGATIONS, WHICH ARE NOT PURCHASED" -

         The balance of the current obligations, as of the Determining Date, toward banks and suppliers, including: open debts to suppliers, payable cheques and payment of work wages to employees up until March 2001, up to an inclusive amount of NIS 7,455 thousand, as specified in APPENDIX C to this Agreement;

         "THE CONTRACTOR LICENSE" -

         The contractor license, registered in favor of the Company, to the extent that it would be possible to transfer it;

         "THE GOODWILL" -

         The goodwill of the Company, the accumulated know-how in its possession, its connections with its clients and suppliers, and also any other right of any kind and type whatsoever in connection with the Operations;

         "THE HOLDINGS OF THE COMPANY IN NEWLINE" -

         The holdings of the Company in the Subsidiary, Stav - Newline Ltd.;

         "LEGAL CLAIMS" -

         Any claim, filed against the Company and/or on its part, prior to the Determining Date and/or a claim which is filed against the Company after the determining date, whose ground emerged at a date prior to the determining Date;

         "THE MARNETICS AGREEMENT" -

         An Agreement, signed on May 31st 2000, between the Company and Marnetics Ltd. (a private company) pursuant to the purchasing of the entire share capital of Marnetics Ltd. against the allotment of 75% of the shares of the Company, including all the amendments and Appendices thereto;

         "THE CONSIDERATION" -

         The inclusive amount, which would be paid to the Company by the Purchaser, against the sale of the sold assets, as specified in Section 6 hereunder;

         "EMPLOYEES" -

         All the employees, who as of the Determining Date, were employed by the Company within the framework of the Operations, by way of an employer - employee relationship between them and the Company, as specified in the list, APPENDIX D to this Agreement, including the wages and accompanying benefits to which the employees are entitled, as of the Determining Date, and also the amount of severance pay, which the Company actually deposited solely with compensation funds and/or executive insurance policies for the employees, as stated;

         "LOANS TO EMPLOYEES" -

         Loans placed by the Company in favor of its employees, amounting as of the Determining Date to a total of NIS 32,769;

         "THE FINANCIAL STATEMENTS" -

         The audited financial statements of the Company, as of December 31st 2000, which would be published by July 15th 2001, and the certified Financial Statements of the Company, as of March 31st 2001, which would be enclosed with this Agreement, as an appendix, immediately upon the completion of their preparation, and also a trial balance sheet with respect to the Operations, as of the Determining Date, as stated in
         Section 5.3 of this Agreement;

3.       The Declarations of the Company

         The Company hereby declares, as follows:

         3.1. The Board of Directors of the Company approved the commitment of the Company in this Agreement and the fulfillment of its obligations, as specified therein; the approval of the Board of Directors is in line with the provisions of the documents of incorporation of the Company and the provisions of any Law, and according to the best knowledge of the Company, there is no need for any additional resolution, approval or document, pursuant to the fulfillment of the obligations of the Company, as specified in this Agreement, and there is no impediment and/or restriction, whether by Law or an Agreement, to the signing of this Agreement by the Company and the fulfillment of all its obligations in accordance with it, with the exception of that stated in Sections 3.3 and 7 hereunder.

         3.2. The Company is the sole proprietor and holder of all the sold assets, and no one other then the Company has any right of possession or use of said assets, with the exception of a general floating lien, imposed on the Operations of the Company in favor of Bank Hapoalim Ltd., which would be removed up until the conclusion of the transaction.

4.       THE DECLARATIONS OF THE PURCHASER

         The Purchaser hereby declares, as follows:

         4.1. It has viewed the sold assets, including their physical and legal condition and also all the legal, accounting and other data, pertaining to the sold assets, including with respect to the commitments, allowances to employees, obligations and legal claims, and found them all to be suitable for its purposes, and it hereby explicitly waives any contention of defect and/or flaw and/or discrepancy in connection with the sold assets, and it shall not have any contention and/or claim against the Company with respect to their condition and/or nature and/or kind.

         4.2. Furthermore, the Purchaser approves that this commitment is made after having examined, personally and independently, including by means of professionals on its behalf, all the relevant data, including the monetary and physical data, and the utilization possibilities of the sold assets, and after having conducted all the legal and other examinations in connection with the sold assets, including the fixed assets, the commitments, allowances to employees, obligations and legal claims, the goodwill and rights of the Company therein, and found them all to be suitable for its objectives, and it shall not have any contention and/or claim toward the Company, including with respect to any datum, which would not accord with its examination following the purchasing of the sold assets.

         4.3. The Purchaser declares, that it is aware and it agrees, notwithstanding anything stated in this Agreement, that the Company sells and transfers to it and that it purchases and receives the sold assets from the Company, as is upon the Determining Date, and that the Purchaser shall not have any contentions and/or claims and/or demands of any kind toward the Company in connection with the sold assets, as they are upon the Determining Date.

         4.4. Without prejudice to the generality of that stated above, the Purchaser declares that it is aware and it agrees and approves, that it shall not have any contention or claim against the Company with respect to the condition and/or quality and/or possibilities of use and the potential of the sold assets.

         4.5. In order to remove any doubt, the Purchaser is aware, notwithstanding anything stated in this Agreement, that the Purchaser is committed upon the date of signature of this Agreement in an Agreement for the purchasing of the sold assets, according to their condition upon the Determining Date, and it is aware that from the date of examination of the sold assets by it and the signature of the Agreement until the Determining Date, changes took place in the normal course of business, inter alia, in the operations of the Company, its commitments, rights and obligations, and it waives any contention and/or claim against the Company in connection with any change, that has occurred, as stated.

         4.6. The Purchaser declares that it is aware and it agrees that the sold assets were not qualitatively examined by the Company and that the Company is not liable for their characteristics, quality and utilization possibilities, entirely or partially.

5.       THE TRANSACTION

         5.1. Subject to the provisions of this Agreement, the Company is obligated to sell to the Purchaser and the Purchaser, upon the date of completion of the transaction, effective from April 1st 2001, is obligated to purchase and receive the transfer of the sold assets, including each and every element thereof, including the obligations, and all of these according to their condition, as is upon the Determining Date.

         5.2. The Company is obligated to deliver the possession of the sold assets to the Purchaser, upon the date of completion of the transaction, occurring on June 10th 2001 or an earlier date in the agreement of the parties (hereinafter: "The Completion Date of the Transaction"), according to their condition, as is upon the Determining Date, and all subject to the depositing of the full consideration by the Purchaser, as stated in
                  Section 6 hereunder.

         5.3. Upon the Completion Date of the Transaction, the Company shall furnish the Purchaser with a trial balance with respect to the Operations, as of the Determining Date. Upon the completion of the preparation of the Financial Statements of the Company, as of March 31st 2001, an adjustment shall be carried out between the parties with respect to the amount paid by the Purchaser for elements of the sold assets, and in any event whereby any of the parties should receive moneys from the other party in consequence of the adjustment, same party shall receive payment of same amounts which are due to it.

6.       THE CONSIDERATION AND PAYMENT DATE

         6.1. In consideration of the sold assets and the fulfillment of all the obligations of the Company in accordance with this Agreement, the Purchaser is obligated to pay to the Company and undertake a liability in a total amount of NIS 6,088 thousand, together with the lawful addition of VAT, upon the date and according to the terms specified hereunder (hereinafter: "The Total Consideration"). Out of the Total Consideration, the Purchaser shall pay to the Company an amount of NIS 2,500 thousand, to be paid as specified in
                  Section 6.2 hereunder (hereinafter: "The Paid Consideration"), and as the Purchaser liabilities, which are estimated based on the trial balance sheet, as of March 31st 2001, as stated in
                  Section 5.3 above, in the amount of approx. NIS 3,588 thousand (hereinafter: "The Consideration as per the Commitment"). The Consideration as per the Commitment shall be paid by the Purchaser upon the payment date of each of the elements of the Consideration as per the Commitment, as specified in Appendix E to this Agreement, in accordance with any Law and/or the Agreement.

                  It is hereby agreed between the parties that the Total Consideration was offered by the Purchaser within the framework of the Request for Proposals, as the amount of NIS 1,781 thousand out of which is offered by the Purchaser for the fixed assets (including equipment, vehicles and movable), while the balance of the Total Consideration is offered by the Purchaser with respect to the stock, accumulation of orders and jobs in performance.

         6.2. The Paid Consideration shall be paid to the Company by the Purchaser, as from February 1st 2002, payable in 25 consecutive and successive monthly installments, in such a manner that each payment shall be in the amount of NIS 100,000 (hereinafter: "The Monthly Payment"). The Monthly Payment shall be linked to the Consumer Price Index, in such a manner whereby the payment shall change according to the recent Consumer Price Index, known upon the making of the payment, in relation to the Consumer Price index, known upon the date of signature of this Agreement.

7.       COMMITMENTS

         7.1. Within the framework of the sale of the sold assets and their transference to the Purchaser, the Company shall assign to the Purchaser and the Purchaser shall undertake the rights and liabilities of the Company in accordance with the commitments and the obligations, effective from the Determining Date, including obligations for the carrying out of jobs, proposals in tenders and commitments in respect of which negotiations were handled.

         7.2. The Purchaser shall be solely and exclusively liable for obtaining all the consents, as such would be required, if and to the extent that they are required, pursuant to the transferring, assignment and endorsement of the commitments and obligations in favor of the Purchaser. In the event that according to any of the commitments and/or obligations, it is not possible to transfer and/or assign and/or endorse them without the consent of a third party, then the Purchaser is obligated to act pursuant to the receipt of the required consent of such a third party, as stated, up until the Completion Date of the Transaction.

         7.3. In any event, whereby the consent of any third party, required in accordance with that stated in the provisions of this Agreement, is not obtained up until the Completion Date of the Transaction, the Company may decide on the completion of the transaction and it shall act, up to the receipt of the consent of the third party, as follows:

                  7.3.1. It shall maintain the commitments, as stated, in trust on behalf of the Purchaser and shall give to the Purchaser all the powers of attorney, which are required and which might be reasonable required by the Purchaser, in order to act according to the commitments, as stated. The Company shall pass to the Purchaser, immediately upon their receipt, any notice or other document, which are pertaining or connected to the commitments, as stated, and the Purchaser shall act in the stead of the Company in accordance with the commitments, as stated, at its expense and in its liability; and,

                  7.3.2. To the extent permitted by Law, the Company shall transfer to the Purchaser all the rights and liabilities, emerging from the commitments, as stated, as if the Purchaser was a party to the commitments, as stated, and it shall act under the reasonable guidance of the Purchaser. The Purchaser shall not have any contention and/or claim against the Company and it shall indemnify the Company with respect to its activity within the framework of the fulfillment of the Agreements, as stated, to the extent that it has acted upon them in accordance with the instructions of the Purchaser.

                  7.3.3. If and until receipt of the consent of the third party, the Company shall assist the Purchaser in accordance with the requirement of the Purchaser and at its expenses, in order to allow the Purchaser to enforce the rights of the Company in accordance with the commitments.

                  7.3.4. In the event, by which the conditions of any commitment prevents the transferring of liabilities to the Purchaser, due to any cause whatsoever, the Company, according to its exclusive discretion, and subject to any Law, shall determine arrangements allowing maximum implementation of a transfer to the Purchaser, as stated, in accordance with the conditions of the commitments.

         7.4. In order to remove any doubt, it is hereby agreed between the parties that bearing in mind that the commitment is valid as from the Determining Date, the Purchaser shall bear all the expense, actually borne by the Company, and shall be entitled to all the revenues of the Company, applying from the Determining Date until the completion date of the transaction, subject of this Agreement. Without prejudice to the generality of that stated above, it is hereby agreed as follows:

                  7.4.1. Within 30 days from the date of signature of the Agreement, the Purchaser shall receive the bookkeeping records of the Company with respect to the expenses of the Company for the months April and May 2001.

                  7.4.2. The expenses for April 2001, which were borne by the Company, shall be paid by the Purchaser up until August 31st 2001.

                  7.4.3. The expenses for May 2001, which were borne by the Company, shall be paid by the Purchaser up until September 31st 2001.

         7.5. It is hereby clarified, that the date of completion of the transaction, as stated in Section 5.2 above, shall take place prior to the approval of the general meeting of shareholders of the Company with respect to the commitment, subject of this Agreement. The Purchaser is obligated to receive the sold assets upon the date of completion of the transaction and to act with them in trust in accordance with the Trust Law, 1979. In the event that the approval of the commitment by the general meeting of shareholders of the Company is received, the sold assets shall transfer to the title and full proprietorship of the Purchaser. In the event that the approval of the general meeting of shareholders of the Company was declined, the Purchaser shall return the sold assets to the Company and the parties shall determine between them the necessary arrangements, pursuant to the return of the sold assets, as stated.

8.       TRANSFERRING THE EMPLOYEES OF THE COMPANY TO THE PURCHASER

         8.1. The Company is obligated to transfer and the Purchaser is obligated to absorb all the employees of the Company, as of the Determining Date, effective from April 1st 2001, as these employees shall become the employees of the Purchaser, effective from April 1st 2001, while preserving the continuity of their rights, taking into account the seniority accumulated by them from the commencement of their work with the Company.

         8.2. The Purchaser shall bear the exclusive liability for the making of all the payments to the employees, whether those continuing their employment or those, who decide to terminate their employment with the Purchaser, if any, and the Purchaser shall pay to them all the amounts, which are due to them in accordance with the Law and the conditions of their employment, and also in connection with their resignation from work, as from the commencement of their period of employment with the Company. In order to remove any doubt, the Company shall bear no liability with respect to same employees, and it shall not bear any payment whatsoever toward the employees, as stated, with the exception of the transferring of the amounts which were actually deposited in favor of the employees, as stated, with the severance pay funds.

                  The Purchaser explicitly declares, without prejudice to the generality of that stated above, that it is aware that the amounts, which were actually deposited by the Company with the severance pay funds, in favor of the employees, as stated, do not cover the full liability, which the Company might have toward the employees, as stated, and that the Purchaser shall in any event supplement the due amount, in any event of payment of severance pay to the employees in accordance with the provisions of the Law.

         8.3. The Company, upon the date of this Agreement, shall pass to each of the employees, a letter according to the draft, attached to this Agreement, as APPENDIX F.

9.       LIABILITY AND INDEMNIFICATION

         9.1. The Purchaser shall be liable for all the sold assets, including toward any party with whom the Company is committed according to any commitment whatsoever within the scope of the Operations, even prior to the Determining Date, including for jobs, which the Company commenced with their execution prior to the Determining Date, including jobs which the Company was awarded within the framework of tenders and which it did not commence with their execution, prior to the Determining Date.

                  Without prejudice to the generality of that stated above, the Purchaser is obligated to indemnify the Company for any claim and/or requirement and/or contention, filed against the Company in connection with the sold assets, including a claim, as stated, whose ground originated prior to the Determining Date. An indemnification, as stated, may include any expense and/or lacking, which would be borne by the Company, including legal fees and expenses.

         9.2. The Company is obligated to notify to the Purchaser in writing and without any delay of any requirement and/or claim for the payment of any amount whatsoever, which is covered within the framework of the indemnification liability, given by the Purchaser, as stated above, and to allow to the Purchaser to defend, at its expense, against any requirement and/or claim, as stated.

         9.3. The Company is obligated not to bear any payment whatsoever on the account or for the covering of a requirement and/or claim, as stated, and also not to settle with parties, that are presenting requirements and/or claims, as stated, without receiving the early written consent of the Purchaser. The Purchaser, on its part, shall as soon as possible take all the necessary actions, in order to defend against requirements and/or claim, as stated.

                  In the event that interim orders and/or attachments are issued against the Company or if plaintiffs, as stated, are given interim relieves, the Purchaser shall act, at its expense, as early as possible and while taking all the reasonable steps, required in order to cancel and/or remove such relieves, as stated.

                  In addition, the parties hereby agree that the Purchaser shall bear the exclusive liability for any claim and/or contention and/or requirement, which would be filed against the Company, prior to the Determining Date, and it shall indemnify the Company for any damage and/or loss and/or lacking, caused to it in consequence of a claim and/or contention and/or requirement, as stated, including expenses and legal fees.

10.      BREACH AND REMEDIES

         10.1. In any of the events, specified hereunder, the Purchaser hereby agrees, that the Company shall be entitled, in accordance with its exclusive and absolute discretion, to require from the Purchaser to pay the full amount of the Consideration and/or to notify of the cancellation of this
                  Agreement:

                  10.1.1. The Purchaser breached an obligation, the breach of which is viewed as a fundamental breach of this Agreement, particularly as the Purchaser fails to pay to the Company any amount whatsoever upon the Determining Date, so long as the Purchaser received a notice with respect to the breach and the breach is not cured within seven business days from the date of the notice, which was passed to the Purchaser with respect to the breach.

                  10.1.2. Procedures of bankruptcy and/or liquidation and/or receivership and/or execution and/or attachment were applied against the Purchaser, prior to the payment to the Company of the full Consideration in accordance with this Agreement, and these procedures are not revoked within 15 days from the time that the Purchaser or the Company became aware of them, whichever is the earlier.

         10.2. In order to remove any doubt, that stated above shall not restrict the right of the Company to act pursuant to the cancellation of this Agreement.

         10.3. It is agreed between the parties, that Section 4, 5.3, 6, 7, 8 and 9 of this Agreement are fundamental Sections of this Agreement. A failure to meet these conditions or any of them over a period exceeding three days from the date by which the Purchaser was supposed to fulfill them, or any of them, shall entitle the Company to an agreed in advance fixed compensation of NIS 500,000, together with differences of linkage to the index, that being in addition to any other relief to which the Company is entitled in accordance with any Law. It is hereby clarified, that in such an event, the Company shall be entitled, but not obligated, to realize the original bank guarantee on the account of the agreed upon compensation or any other compensation, which would be due to the Company from the Purchaser.
                                      A-10

         10.4. It is hereby clarified that nothing in this Agreement shall be interpreted, as if it may prejudice the rights of the Company in accordance with the Contracts Law (Remedies for Breach of Contract), 1971, its other rights in accordance with any Law, including showing a higher damage, if any, in consequence of the breach of the Agreement on the part of the Purchaser.

11.      TAXES, PAYMENTS AND TRANSITORY PROVISIONS

         11.1. The tax liability, which might apply to the Company in connection with the sale of the assets, sold to the Purchaser only, in accordance with the previsions of this Agreement, if and to the extent that it would apply, shall be borne solely by the Company.

         11.2. All the payments and taxes, applying to the sold assets, if any, with the exception of the tax liability, as stated in
                  Section 11.1 above, prior to the Determining Date, shall apply to the Purchaser and be borne by it, including expenses and payments of any kind whatsoever, whether governmental or municipal, which apply and/or would apply by Law to the transferring of the possession and the full rights of the Company in the assets, which are sold to the Purchaser.

         11.3. The Purchaser is obligated to carry out all the required actions, including actions opposite various authorities, the signing of documents and the placing of any required deposit, if any, pursuant to the transferring and endorsement of all the commitments of the Company in favor of the Purchaser. The expenses incurred in the making of these actions shall apply solely to the Purchaser.

         11.4. The Purchaser shall be liable for the receipt of a permit, a license, including a business license, a contractor license or any other license, required or which would be required by any authority whatsoever and/or by Law, pursuant to the management of an enterprise. The expenses of the licensing and permits shall apply solely to the Purchaser.

         11.5. In the event that the Company paid any amount, the liability for its payment, entirely or partially, applies to the Purchaser, the Purchaser shall refund the amount, which was paid, within five days from the receipt of a written requirement in this respect, as the amount bears interest, according to the maximum rate, accustomed with respect to current debitory accounts with Bank Hapoalim Ltd.

12.      WAIVER AND CHANGE OF STIPULATIONS IN THE AGREEMENT

         12.1. Any change or amendment of the Agreement, including a supplement to the Agreement or to any of its conditions shall be made in writing and signed by both parties.

         12.2. This Agreement expresses all the conditions, agreed upon between the parties and/or it nullifies all Agreements, either verbally or in writing, made by the parties prior to the signing of this Agreement, which are not explicitly stated therein.

         12.3. No conduct on the part of the Company shall be viewed as a waiver of any of its rights in accordance with the Agreement and/or by any Law or as a consented waiver on its part with respect to any breach or failure to fulfill any condition whatsoever, unless such a waiver, consent, deferral, change, cancellation or supplement were made explicitly and in writing.

13.      THE EXECUTION OF THE AGREEMENT

         Immediately following the signing of this Agreement, the parties are obligated to cooperate and to sign any document, deed, application, power of attorney, and any other document, required pursuant to the execution of the provisions of this Agreement, in due time, and to appear before any authority and/or person, as would be required for the execution of this Agreement. Without prejudice to the generality of the obligation stated above, the parties declare that they shall fulfill the reporting duties to all the authorities, to the extent required in consequence of the signing of this Agreement and its execution.

14.      JURISDICTION

         Claims pertaining to this Agreement and/or emerging therefrom shall be filed with the Court having the material jurisdiction, located in Tel Aviv, and the Court, as stated, shall have the local and exclusive jurisdiction to hear claims, as stated.

15.      STAMPING

         The Purchaser shall bear the stamping expenses of this Agreement.

16.      ADDRESSES OF THE PARTIES AND NOTICES

         The addresses of the parties are as indicated in the preamble to this Agreement. Any notice passed by registered mail from one party to the other, according to the aforementioned addresses, shall be viewed as if reached its destination within three business days from the date of its posting at a post office in Israel.

         A notice transmitted via facsimile shall be viewed as a notice received upon the first business day following its transmission.

                  IN WITNESS THEREOF, THE PARTIES HAVE SIGNED:



/s/ David Sheetrit                            /s/ Dov Strikovsky
-------------------------------------         ---------------------------------
David Sheetrit - Acting CEO                   Dov Strikovsky - Director
Marnetics Broadband Technologies Ltd.         Idan Millenium Investments
                                              and Assets Company Ltd.

/s/ Isaac Nissim
-------------------------------------
Isaac Nissim
Marnetics Broadband Technologies Ltd.

                      MARNETICS BROADBAND TECHNOLOGIES LTD.

                        PROXY FOR MEETING OF SHAREHOLDERS
                          TO BE HELD SEPTEMBER 14, 2001

         The undersigned hereby appoints David Sheetrit, Isaac Nissim and Menahem Gurman, or any one or more of them, the action of the majority to be controlling if more than one is present, as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated below, all of the Ordinary Shares of Marnetics Broadband Technologies Ltd. (the "COMPANY") held of record by the undersigned on August 16, 2001, at the Annual General Meeting of Shareholders ("MEETING") to be held on or about September 14, 2001 or any adjournment thereof.

         This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this proxy will be voted for Proposals 1, 2, 3, 4 and 5. The undersigned hereby acknowledge(s) receipt of a copy of the accompanying Notice of 2001 Annual General Meeting of Shareholders and the Proxy Statement relating thereto, and hereby revoke(s) any proxy or proxies heretofore given. This proxy may be revoked at any time before it is exercised.

PROPOSAL NO. 1 - To approve the sale of the Company's assets and certain liabilities relating to its electrical and communications contracting and engineering business.

___ FOR           ___ AGAINST               ___ ABSTAIN


PROPOSAL NO. 2 - For the election as Directors of the five (5) nominees listed below.

NOMINEES: Jacob Ben-Gur, Menachem Reinschmidt, Baruch Schechter, Moshe Kessner and Ilja Bobbert.

___ FOR all nominees             ___ AGAINST/WITHHELD               ___ ABSTAIN
     (except as marked below)                 (as to all nominees)


(INSTRUCTION: To withhold authority to vote for any individual nominee(s), write the nominee's name in the space below).
--------------------------------------------------------------------------------


PROPOSAL NO. 3 - To authorize the Company to enter into an agreement with each newly elected director pursuant to which the Company will indemnify such director to the extent permitted by the Israeli Companies Law, or any successor law.

___ FOR           ___ AGAINST               ___ ABSTAIN

PROPOSAL NO. 4 - To approve the amendment to the Company's Articles of Association regarding the timeframe in which the Board of Directors will fix the record date to not less than four (4) days or more than forty (40) days prior to a General Meeting of the Shareholders or such other timeframe as permitted under the Israeli Companies Law and the regulations thereunder, as may be amended from time to time.

___ FOR           ___ AGAINST               ___ ABSTAIN

PROPOSAL NO. 5 - To ratify the appointment of Deloitte & Touche Brightman Almagor as the Company's independent accountant for the year ending December 31, 2001, and to authorize the Board of Directors to fix their compensation.

___ FOR           ___ AGAINST               ___ ABSTAIN

         In their discretion, the proxies are hereby authorized to vote upon such other business as may properly come before the Meeting or any adjournments or postponements thereof.



                                         Dated:
                                               ---------------------------------

                                         ---------------------------------------
                                         Signature

                                         ---------------------------------------
                                         Signature, if held jointly


                                         PLEASE SIGN EXACTLY AS YOUR NAME
                                         APPEARS HEREIN. WHEN SHARES ARE HELD BY
                                         JOINT TENANTS, BOTH SHOULD SIGN. WHEN
                                         SIGNING AS ATTORNEY, EXECUTOR,
                                         ADMINISTRATOR, TRUSTEE OR GUARDIAN,
                                         PLEASE GIVE FULL TITLE AS SUCH. IF A
                                         CORPORATION, PLEASE SIGN IN FULL
                                         CORPORATE NAME BY PRESIDENT OR OTHER
                                         AUTHORIZED OFFICER. IF A PARTNERSHIP,
                                         SIGN BY AUTHORIZED PERSON.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.